

May 3, 2012

Via E-mail
Brian T. Moynihan
Chief Executive Officer and President
Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28255

> **Re:** **Bank of America Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 8-K Filed April 19, 2012**
> **File No. 001-06523**

Dear Mr. Moynihan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

Mortgage and Housing Market-Related Risk, page 5

1.   Please include a risk factor discussing the higher risk characteristics of your loan portfolio. For example, we note the discussion on pages 86 and 87 that 20 percent of your loan portfolio consists of HELOCs, home equity loans and reverse mortgages and it appears that 45% of your home equity portfolio excluding the Countrywide PCI loan portfolio is in a second-lien or more junior-lien position.

<u>We temporarily suspended our foreclosure sales nationally in 2010 to conduct an assessment…, page 7</u>

2.   Please identify the judicial states where you have a material concentration of residential real estate loans and indicate whether you have a concentration of non-performing loans. Additionally, indicate whether the process of obtaining a court order has resulted in a significant backlog of foreclosure inventory.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Business Segment Operations, page 39</u>

3.   We note from your tabular disclosure on page 54 that the amount of equity allocated to the "All Other" category at December 31, 2011 increased by $33.2 billion to $72.1 billion as compared to $38.9 billion as of December 31, 2010. We also note your disclosure in footnote (2) to this table that this is due to the fact that excess capital is not assigned to the business segments. Please respond to the following:

   a.   In light of the fact that the carrying value of your reporting units is based on the amount of allocated equity assigned to it based on your determination of economic profit for each reporting unit, please tell us in more detail how you determined it was appropriate to just allocate the excess capital to this reporting unit, which happens to have very little goodwill given the nature of its activities.

   b.   Please clarify and explain in further detail your disclosure on page 39 where you state that diversification of risks across the components is reflected as a reduction to allocated equity for each segment. For example, tell us why it is appropriate to reflect this diversification of risk at the particular reporting unit level when that is the level that is being assessed for goodwill impairment.

   c.   We note your disclosure in footnote (1) on page 54 that in segments where the total of liabilities and equity exceeds assets, such as the Deposits segment, you allocate assets to those segments to match liabilities and allocated equity. For the years ended December 31, 2011 and 2010, you allocated assets totaling $662.2 billion and $613.3 billion, respectively, which is nearly 30% of your total assets at both dates. Clarify why so much goodwill was historically allocated to this reporting unit ($17.9 billion at December 31, 2011 and 2010) given that the majority (if not all) of the segment assets were the result of allocations rather than assets directly attributable to this reporting unit.

Off-Balance Sheet Arrangements and Contractual Obligations, page 56

Table 10 – Long-term Debt and Other Obligations, page 56

4.   We note that your table of contractual obligations appears to exclude the related interest expense on your long term debt obligations, which appears to be quite significant based on the interest expense reported in your Statement of Operations as well as the amount of interest paid as reported in your supplemental cash flow disclosures. Your table also appears to exclude the related interest expense on time deposits. Please revise this table in future filings to include estimated interest payments on your long-term debt and interest-bearing time deposits and disclose any assumptions you made to derive these amounts. Please ensure that your estimated interest payments consider any fixed interest rate payments on your interest rate swaps or similar derivatives you use to manage interest rate risk on your long-term debt.

Representations and Warranties, page 56

Non-Government-sponsored Enterprises, page 59

5.   We note your disclosure that you have not recorded any representation and warranties liability for certain potential monoline exposures and certain potential whole loan and other private-label securitization exposures. However, you estimate that the range of possible loss related to non-GSE representation and warranties exposure as of December 31, 2011 could be up to $5 billion over existing accruals. Please respond to the following:

   a.   We note your disclosure on page 62 where you indicate that it is not possible to estimate probable future repurchase obligations with respect to the monolines, and thus no liability has been recorded other than a liability for repurchase claims where you have determined there are valid defects. Tell us, and revise future filings to clarify, the extent to which you are performing reviews of loan files for your monoline exposures to identify when there are valid defects. For example, clarify if you are only reviewing loan files when a repurchase request has been made, when the loan files are requested by the monoline, or whether you are reviewing loan files in advance of loan files being requested.

   b.   To the extent that you are only reviewing loans files to identify valid defects at the time a repurchase request is made by the monoline, please clarify how you concluded that this was appropriate.

   c.   We note your disclosure on page 63 that the BNY Mellon Settlement did not provide sufficient experience related to certain private-label securitizations sponsored by third-party whole-loan investors, and thus no liability has been recorded with respect to those transactions. Please tell us whether you have reviewed any loan files to proactively determine whether there are any valid defects. Additionally, please tell us how you determined that the experiences you had with whole-loan investors, for which you have recorded an accrual based on past experiences, was not appropriate to consider in estimating valid defect experience with the private-label securitizations sponsored by third-party whole-loan investors.

Credit Risk Management, page 80

Counterparty Credit Risk Valuation Adjustments, page 104

Non-U.S. Portfolio, page 104

6.   We note your disclosure on pages 107 – 108 regarding your exposure to certain European countries and acknowledge that such disclosure appears to have been enhanced presumably as a result of the guidance issued by the Division of Corporation Finance in CF Disclosure Guidance: Topic No. 4. However, we believe certain areas of your disclosure could be further enhanced to provide more clarity and information regarding your exposure to these sovereign entities. Accordingly, in future filings please revise Table 54 and/or the accompanying footnotes to quantify and clarify whether the gross amount of funded loans is prior to or after the deduction of any impairment provision. Please also disclose the notional amount of credit default protection purchased in addition to the fair values of such contracts and confirm that you have not sold any credit default protection. Additionally, please expand your discussion on contractual maturities to clarify if you have mismatches between maturities of your exposures and the credit default protection purchased to hedge against those exposures.

7.   As a related matter, you disclose that you have a risk management framework in place to measure, monitor and manage non-U.S. risk and exposures; however your disclosures appear to focus primarily on your *direct* sovereign and non-sovereign risks. Please expand this disclosure to discuss specific examples of *indirect* risks to which you are exposed and describe how management monitors and/or mitigates the effects of indirect exposure to such risks.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows, page 157

8.   We note your presentation of "Other investing activities, net" represents 27% and 31% of the total net cash provided by (used by) investing activities during the years ended December 31, 2011 and 2010, respectively. Given the significance of this line item, and variability of this line item during the interim periods of 2011 and 2010, please tell us the principal items comprising the balance and consider providing further breakouts in future filings.

Note 1 – Summary of Significant Accounting Principles, page 158

Nonperforming Loans and Leases, Charge-offs and Delinquencies, page 163

9.   We note your disclosure on page 164 where you state that if accruing troubled debt
restructurings (TDRs), both consumer and commercial, bear less than a market rate of
interest at the time of modification, they are reported as performing TDRs throughout
their remaining life unless and until they cease to perform in accordance with their
modified contractual terms. Please clarify whether you have ever removed the TDR
designation for any consumer or commercial loans that were modified in a TDR but bore
a market rate of interest at the time of the modification. If so, please provide
quantification of the amounts that have been removed from your TDR disclosures for
each loan portfolio and clarify whether these loans would be assessed for impairment in
the future under either ASC 450 or ASC 310-10.

Note 6 – Outstanding Loans and Leases, page 183

10.   We note your presentation of refreshed FICO scores for your home loan customers and
separately for your credit card and other consumer customers as of December 31, 2011,
segregated between FICO scores of less than 620 and greater than or equal to 620.   We
also note that the vast majority of your customers fall within the greater than or equal to
620 category. Given the wide range of FICO scores included in the greater than or equal
to 620 category, and the fact that the vast majority of borrowers fall within that category,
please tell us whether you have considered disaggregating this category further to give
additional insight into the credit quality of your customers.

Credit Card and Other Consumer – Renegotiated TDRs by Program Type, page 192

11.   We note your disclosure on page 192 of the amount of credit card and other consumer
loans that entered into payment default during 2011, defined as the borrower missing the
second of two consecutive payments, and that had been modified in a TDR during the 12
months preceding payment default. Based on the numbers disclosed in this section, as
compared to the amounts disclosed in the table showing renegotiated TDRs entered into
during 2011, it appears that a very large portion of your credit card and other consumer
TDRs default within a year after modification. Please clarify if our understanding is
correct. If our understanding is correct, please tell us in more detail the level of payment
defaults you are projecting in the calculation of the allowance for loan losses for impaired
credit card and other consumer loans and tell us whether you have considered revising
your programs given the low success rates of the programs. Finally, please tell us
whether a borrower that defaults under one of these TDR modification programs would
be eligible for another modification for the same credit card or consumer loan.

Note 10 – Goodwill and Intangible Assets, page 213

12.   We note that in 2011 you recorded goodwill impairment charges for your European consumer card business and your consumer real estate services business during interim goodwill impairment tests performed, but concluded that step two was not required for any of your reporting units for the annual goodwill impairment test performed as of June 30, 2011 since the fair value of the reporting units exceeded their carrying values. In light of the fact that you have recognized goodwill impairments in four different quarters during the past two years, the fact that your stock price remained volatile during 2011 and 2010 and your market capitalization remained substantially below recorded book value, the fact that the total fair value you determined for all of your reporting units at your annual testing date is below the total book value of the company, and the fact you plan to assess at least certain of your reporting units for impairment on a qualitative basis under the ASU 2011-08, please revise your future filings to disclose the fair value of each of your reporting units as a percentage of the carrying value when reporting units are tested for impairment under Step 1, consistent with your response letter dated December 11, 2009.

13.   As a related matter, we note your disclosure on page 158 that you early adopted the new accounting guidance that permits entities to make a qualitative assessment of whether it is likely that the fair value of a reporting unit is less than the carrying amount and applied the guidance for "certain" impairment tests performed during the three months ended September 30, 2011. Please respond to the following:

a. Tell us the fair value of each of your reporting units as a percentage of the carrying value as of June 30, 2011, which you determined in connection with you annual goodwill impairment test.

b. Clarify your disclosure that you determined that step two of the goodwill impairment test was not required for any of your reporting units as of June 30, 2011 since their fair values exceeded each of their carrying values. In this regard, we note your disclosure on page 124 that the total fair value of all of your reporting units at June 30, 2011 was $210.2 billion but the total book shareholders' equity for the company as of that date was $222.2 billion.

c. Tell us which reporting units were qualitatively assessed for impairment since your early adoption of ASU 2011-08 in the third quarter of 2011.

d. Provide additional insight into the positive and negative qualitative factors that you considered in concluding that this qualitative analysis was sufficient for your reporting units, and specifically address in your response the significant decline in your market capitalization during the third and fourth quarters of 2011 and the variability of items and results of your "All Other" reporting unit.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

14.   Your discussion states that the Committee reviewed the company's and each line of
        business' financial performance relative to key financial metrics and notes that 2011
        compensation decisions were based on the Committee's review of performance on a year-
        over year basis. It is not clear whether the prior year results were used as targets for
        determining whether incentive compensation was warranted and if the Committee could
        have awarded incentive compensation if results had not improved from the prior year or
        of the Committee retained complete discretion in determining incentive compensation
        and the financial results were the most significant factor the Committee considered in
        exercising its discretion.

15.   We note the discussion of individual achievements and areas of responsibility but it is not
        clear whether the Committee set individual incentive goals for each of your named
        executive officers. In future filings please clarify whether the Committee communicated
        individual goals or if the Committee retained complete discretion and the identified
        achievements are factors that the Committee considered in exercising its discretion.

Performance Contingent Restricted Stock Unit Awards, page 28

16.   It is unclear whether the performance contingent restricted stock units granted in 2012 for
        performance year 2011 have the same return on assets goals as those disclosed on page
        37 for the units granted in 2011 for performance year 2010. Please either confirm that
        the goals are the same or, if they are different, disclose them.

Item 15. Exhibits, Financial Statement Schedules

17.   Any comments on your request for confidential treatment of portions of Exhibits 99(a)
        and 99(b) will be delivered under separate cover.

Brian T. Moynihan
Bank of America Corporation
May 3, 2012
Page 8

Form 8-K filed April 19, 2012

Exhibit 99.1 – Bank of America Reports First-Quarter 2012 Financial Results

Consumer Real Estate Services, page 8

Financial Overview, page 9

18.   We note your disclosure that core production revenue increased due to the higher margins on direct originations. We also note your disclosure on page 21 of Exhibit 99.3 containing supplemental information that total consumer real estate services loan production decreased by $5.9 billion from the fourth quarter of 2011, and by $41.3 billion since the first quarter of 2011, yet core production revenue during the first quarter of 2012 significantly exceeded core production revenue for each of the past four quarters. Please tell us the drivers of the higher margins and any other factors driving the significant revenue increase during the first quarter.

Credit Quality, page 15

19.   We note your disclosure on page 16 that you reclassified $1.9 billion in performing junior-lien home equity loans that had an underlying first-lien loan 90 days or more past due to nonperforming status due to interagency supervisory guidance issued in the first quarter. Please tell us specifically what aspect of the interagency supervisory guidance led to a change in your nonaccrual policy given that the guidance purports to reiterate key concepts already included in GAAP and existing ALLL supervisory guidance.

20.   Tell us how this sub-category of junior liens was reflected under your prior non-performing loan policies. For example, we note that you had total nonperforming home equity products in the in the amounts of $2.5 billion, $2.7 billion and $4.3 billion as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively. We also note your disclosure on page 87 of your 2011 Form 10-K where you estimate that as of December 31, 2011 you had $4.7 billion of current second or more junior-lien loans that were behind a delinquent first-lien loan, of which you serviced the first-lien loan for $1.3 billion of that amount. Please respond to the following:

a. Tell us whether any of your junior lien loans were classified as non-performing loans prior to the first quarter of 2012, even though your junior lien was current and performing, and if so, the information considered in determining this classification.

b.   If you previously did not classify any of the $4.7 billion of current second or more junior-lien loans as nonaccrual prior to the first quarter of 2012, please tell us the significant drivers between the difference of the $4.7 billion existing as of December

31, 2011 and the $1.9 billion of loans reclassified to nonaccrual status during the first quarter of 2012.

c. Tell us how you evaluate your junior lien positions for nonaccrual/nonperforming status at the time a first lien position is modified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell at (202) 551-3426 or Stephanie J. Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director